Filed Pursuant to Rule 433

Registration No. 333-175538

January 28, 2014

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series C (Senior)

$450,000,000

Senior Floating Rate Notes due 2019

Issuer	BB&T Corporation

Security	Senior Floating Rate Notes due February 1, 2019

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$450,000,000

Security Type	SEC Registered Medium-Term Notes, Series C (Senior)

Maturity	February 1, 2019

Benchmark	USD 3-month LIBOR

Benchmark Spread	+66 bps

Coupon	3-month USD LIBOR +66 bps

Payment Frequency	Quarterly

Day Count Convention	Actual/360

Redemption Date	January 2, 2019

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.

Price to Public	100% of face amount

Net Proceeds (Before Expenses) to Issuer	$449,325,000 (99.85%)

Interest Payment Dates	February 1, May 1, August 1 and November 1 of each year, commencing May 1, 2014

Trade Date	January 28, 2014

Settlement Date	February 4, 2014 (T+5)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAR4 / US05531FAR47

Joint Bookrunners	Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling Barclays Capital Inc. toll-free at 888-603-5847, BB&T Capital Markets, a division of BB&T Securities, LLC at 804-787-8221 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.